Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

05010690

Superior Plus Income Fund

SEC MAIL RECEIVED AUG 23 2005 PROCESSING WASH. D.C. 192 SECTION

2

2005 Second Quarter Release and August 2005 Cash Distribution Notice

TSX: SPF.UN SUPPL *August 10, 2005*

Q2 Highlights

- **Q2 Distributable Cash Flow of $29.9 million, down 5% from prior year period, as soft results from Superior Propane offset contribution from Winroc, acquired in June 2004.**
- **Acquisitions by ERCO Worldwide and Winroc provide diversified value growth.**
- **Balance sheet strengthened with $175 million convertible debenture financing, completed in June.**
- **August 2005 regular distribution declared of $0.20 per trust unit or $2.40 annualized.**

Distributable Cash Flow Per Trust Unit


$2.50
$2.25
$2.00
$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$1.15
$1.24
$1.34
$1.38
$1.58
$1.71
$1.93
$2.34
$2.45(1)
$2.51
$1.21
1996 F
1997
1998
1999
2000
2001
2002
2003
2004
2005 Q1-Q2

(1) One time Management Internalization effect

(millions of dollars, except per trust unit amounts)	Three Months Ended June 30 2005	Three Months Ended June 30 2004(1)	Six Months Ended June 30 2005	Six Months Ended June 30 2004(1)
Financial				
Operating distributable cash flow				
Superior Propane	**9.5**	14.9	**53.7**	59.2
ERCO Worldwide	**21.8**	22.4	**43.8**	44.2
Winroc	**6.8**	1.4	**11.2**	1.4
Superior Energy Management	**1.4**	1.8	**3.0**	4.2
	39.5	40.5	**111.7**	109.0
Corporate costs	**(1.8)**	(1.8)	**(3.2)**	(2.4)
Interest and debenture distributions	**(7.8)**	(7.3)	**(14.9)**	(14.7)
Distributable cash flow (see Note 1 to the Interim Consolidated Financial Statements)	**29.9**	31.4	**93.6**	91.9
Distributable cash flow per trust unit, basic	**$0.38**	$0.44	**$1.21**	$1.29
Distributable cash flow per trust unit, diluted	**$0.38**	$0.43	**$1.17**	$1.19
Average number of trust units outstanding (millions)	**77.7**	72.2	**77.1**	71.3
Operating				
Litres of retail propane sold (millions of litres)	**286**	302	**771**	816
Propane retail sales margin (cents per litre)	**15.4**	16.5	**16.1**	16.0
Total chemical sales (thousands of metric tonnes "MT")	**175**	161	**339**	315
Average chemical selling price (dollar per MT)	**537**	573	**544**	570
Gigajoules ("GJ") of natural gas sold (millions)	**9**	7	**18**	13
Natural gas sales margin (cents per GJ)	**36.6**	48.3	**37.8**	52.3

PROCESSED AUG 25 2005 THOMSON FINANCIAL

(1) Restated to give retroactive effect to change in accounting for natural gas customer acquisition costs. (See Note 2(b) to the Interim Consolidated Financial Statements)

Q2 Distributable Cash Flow Highlights:

- ✓ **Distributable cash flow per trust unit of $0.38, down 14% from Q2 last year, due to 5% decline in distributable cash flow and 8% increase in average number of trust units outstanding.**
- ✓ **Increase in trust units due to conversion of debentures which strengthened the balance sheet.**

Q2 Events Driving Value Growth:

- ✓ **Winroc's $31.7 million acquisition of Leon's Insulation positions Winroc as the largest distributor of walls and ceilings construction products in the Ontario market.**
- ✓ **ERCO Worldwide's $22.4 million acquisition of a chloralkali facility in Port Edwards, Wisconsin, enhances its chloralkali capabilities and diversifies its product line into potassium markets.**

Forward Looking Statements
Except for the historical and present factual information, certain statements contained herein are forward-looking. Such forward-looking statements are not guarantees of future performance and involve a number of known and unknown risks and uncertainties which may cause the actual results of the Superior Plus Income Fund (the "Fund") or Superior Plus Inc. ("Superior") in future periods to differ materially from any projections expressed or implied by such forward-looking statements and therefore should not be unduly relied upon. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation to publicly update or revise such statements to reflect new information, subsequent events or otherwise.

Distributable Cash Flow
Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability, are excluded from the calculation of distributable cash flow. See Note 1 to the Interim Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Cash Distribution Notice

The Fund announced today its regular monthly cash distribution for the month of August 2005 of $0.20 (20.0 cents) per trust unit, payable on September 15, 2005, to unitholders of record at the close of business on August 31, 2005. The ex-distribution date will be August 29, 2005. For income tax purposes, the cash distribution of $0.20 per trust unit is considered to be a dividend of $0.047 and other income of $0.153 per trust unit. A cash distribution summary since inception of the Fund, together with tax information, is posted on our website at www.superiorplus.com.

Management's Discussion and Analysis of 2005 Second Quarter Results

The following should be read in conjunction with the Fund's Interim Consolidated Financial Statements contained herein, along with the Management Discussion and Analysis and Consolidated Financial Statements for the year ended December 31, 2004, and the Fund's First Quarter Report for the period ended March 31, 2005.

Second Quarter and Year to Date Results

Second quarter distributable cash flow was $29.9 million, down $1.5 million (5%) from the prior year period. The acquisition of Winroc in June 2004, contributed an incremental $5.4 million of operating distributable cash flow and was fully offset by lower results at Superior Propane. Slightly lower results from ERCO Worldwide and Superior Energy Management, combined with higher borrowing costs, contributed to lower distributable cash flow compared to the prior year period.

Distributable cash flow per trust unit was $0.38 for the second quarter, down $0.06 per trust unit from the prior year period due to the 5% decline in distributable cash flow combined with an 8% increase in the average number of trust units outstanding. The conversion of the Fund's convertible unsecured

subordinated debentures ("Debentures") into trust units has contributed to the increase in trust units outstanding and continues to strengthen the Fund's balance sheet.

Distributable cash flow for the six month period ended June 30, 2005 reached $93.6 million, an increase of $1.7 million (2%) over the prior year period. The acquisition of Winroc in June 2004, contributed an incremental $9.8 million of operating distributable cash flow which was partially offset by lower results from Superior Propane in the second quarter, lower year to date results from Superior Energy Management, and increased corporate costs. Distributable cash flow per trust unit was $1.21, down $0.08 per trust unit (6%) from the prior year period, as the increase in distributable cash flow was more than offset by an 8% increase in the average number of trust units outstanding due to the conversion of Debentures into trust units.

Net earnings for the second quarter were $18.9 million, down $2.2 million (10%) from the prior year period. Net earnings for the six month period ended June 30, 2005 reached $60.4 million, an increase of $2.3 million (4%) over the prior year period. Second quarter earnings include $1.3 million of management retention bonuses (2004 - $2.6 million), which were in turn used to repay trust unit purchase loans issued as part of the May 2003 management internalization transaction. These costs have been excluded from the calculation of distributable cash flow, consistent with the accounting for management internalization costs in 2003. The remaining changes in net earnings for the second quarter and six month periods ended June 30, 2005 compared to the prior year periods, are due to the same reasons that contributed to the changes in distributable cash flow.

Superior Propane

Superior Propane generated operating distributable cash flow of $9.5 million, down $5.4 million from the prior year period as lower propane sales margins and volumes and increased operating costs, were only partially offset by increased other services gross profit generated by the Superior Gas Liquids ("SGL") wholesale marketing business acquired in February 2005. Condensed operating results for the three and six month periods ended June 30, 2005 and 2004 are provided in the following table:

	Three Months Ended June 30				**Six Months Ended June 30**			
(millions of dollars except per litre amounts)	**2005**		2004		**2005**		2004	
Gross Profit		**¢/litre**		¢/litre		**¢/litre**		¢/litre
Propane sales	**44.1**	**15.4**	49.7	16.5	**124.2**	**16.1**	130.9	16.0
Other services	**12.1**	**4.2**	9.4	3.1	**24.6**	**3.2**	19.3	2.3
Total Gross Profit	**56.2**	**19.6**	59.1	19.6	**148.8**	**19.3**	150.2	18.3
Less:								
Cash operating, admin & cash tax costs	**(45.8)**	**(16.0)**	(43.1)	(14.3)	**(93.7)**	**(12.2)**	(89.3)	(11.0)
Cash generated from operations before changes in net working capital	**10.4**	**3.6**	16.0	5.3	**55.1**	**7.1**	60.9	7.3
Maintenance capital expenditures, net	**(0.9)**	**(0.3)**	(1.1)	(0.4)	**(1.4)**	**(0.2)**	(1.7)	(0.2)
Operating distributable cash flow	**9.5**	**3.3**	14.9	4.9	**53.7**	**6.9**	59.2	7.1
Propane retail volumes sold *(millions of litres)*	**286**		302		**771**		816	

Propane sales gross profit was $44.1 million, down $5.6 million (11%) from the prior year period, as sales volumes declined by 5% (16 million litres) and sales margins declined by 7% (1.1 cents/litre). Wet weather experienced across the prairies caused road bans to be in place longer than normal and reduced sales volumes. Heating sales volumes declined by 7% (7 million litres) and were generally impacted by warmer weather, particularly in Eastern Canada, and customer conservation in response to a 17% increase in average wholesale propane costs over the prior year period. Heating degree days during the second quarter were on average 11% warmer across Canada than the prior year period and the comparable last five year period average. Auto propane sales volumes declined by 14% (8 million litres), consistent with auto propane market decline trends. Propane sales margins averaged 15.4 cents per litre, down 7% from the prior year period, reflecting lower margin performance for all end use applications. Other services gross

profit reached $12.1 million in the second quarter, an increase of $2.7 million over the prior year period due to $1.6 million generated from SGL and higher premiums realized from fixed price sales programs.

Volume and Gross Profit by End Use Market Segment

	Three Months Ended June 30				Six Months Ended June 30			
	2005		2004		2005		2004	
End Use Applications:	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**
Residential	26	8.8	28	10.0	102	33.6	107	34.8
Commercial	54	10.7	57	12.2	178	34.5	188	36.6
Agricultural	12	1.2	14	1.4	46	4.8	49	5.0
Industrial	144	17.4	145	18.7	358	40.5	369	42.1
Automotive	50	6.0	58	7.4	87	10.8	103	12.4
Other Services	–	12.1	–	9.4	–	24.6	–	19.3
	286	56.2	302	59.1	771	148.8	816	150.2
Average Margin[3]	15.4		16.5		16.1		16.0	

Volume and Gross Profit by Region

	Three Months Ended June 30				Six Months Ended June 30			
	2005		2004		2005		2004	
Regions:	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**	**Volume[1]**	**Gross Profit[2]**
Atlantic	24	7.0	25	6.1	62	17.3	63	16.9
Quebec	51	10.8	52	10.5	133	26.0	143	26.3
Ontario	66	14.7	68	13.9	184	42.3	191	42.3
Sask/Man	33	4.8	38	5.4	114	14.4	118	15.2
AB/NWT/YK	62	10.2	69	14.1	165	28.2	185	28.7
BC	50	8.7	50	9.1	113	20.6	116	20.8
	286	56.2	302	59.1	771	148.8	816	150.2
Average Margin[3]	15.4		16.5		16.1		16.0	

(1) Volume of retail propane sold (millions of litres) (2) Millions of dollars (3) Average retail propane sale margin (cents per litre)

Cash operating, administrative and capital tax costs of $45.8 million increased by 6% ($2.7 million) over the prior year period due to higher fuel delivery and equipment maintenance expenses, a $0.5 million loss due to a fire at a facility, and a $0.4 million non-recurring property tax refund received in the prior year period. Maintenance capital expenditures of $0.9 million were comparable to the prior year period.

ERCO Worldwide

ERCO Worldwide generated operating distributable cash flow of $21.8 million, down $0.6 million (3%) from the prior year period. The impact of lower chemical sales from existing operations and reduced technology royalty revenues were partially offset by reduced maintenance capital expenditures and $2.3 million of operating distributable cash flow generated by the Port Edwards chloralkali/potassium facility acquired on June 7, 2005. Condensed operating results for the three and six month periods ended June 30, 2005 and 2004 are provided below:

(millions of dollars except per metric tonne amounts)	Three Months Ended June 30 2005		2004		Six Months Ended June 30 2005		2004	
Revenue		$ per MT		$ per MT		$ per MT		$ per MT
Chemical	**94.0**	**537**	92.3	573	**184.4**	**544**	179.6	570
Technology	**6.7**	**38**	6.3	39	**12.6**	**37**	16.3	52
Cost of Sales								
Chemical	**(49.1)**	**(281)**	(47.9)	(298)	**(96.5)**	**(285)**	(91.9)	(292)
Technology	**(3.7)**	**(21)**	(1.9)	(11)	**(6.5)**	**(19)**	(8.6)	(27)
Gross Profit	**47.9**	**273**	48.8	303	**94.0**	**277**	95.4	303
Less: Cash operating, admin & cash tax costs	**(25.0)**	**(143)**	(24.7)	(153)	**(48.2)**	**(142)**	(48.9)	(155)
Cash generated from operations before changes in net working capital	**22.9**	**130**	24.1	150	**45.8**	**135**	46.5	148
Maintenance capital expenditures	**(1.1)**	**(6)**	(1.7)	(11)	(2.0)	**(6)**	(2.3)	(7)
Operating distributable cash flow	**21.8**	**124**	22.4	139	43.8	**129**	44.2	141
Chemical volumes sold (thousands of metric tonnes)	**175**		161		**339**		315	

Chemical sales gross profit of $44.9 million increased by $0.5 million over the prior year period. The Port Edwards facility contributed $3.4 million of gross profit since its acquisition through total chemical sales of 17,500 tonnes. Chemical sales volumes from existing operations were 2% lower than prior year period levels while sodium chlorate gross profit/tonne increased by 1%. The average chemical revenue and cost of sales per tonne statistics declined in the second quarter from the prior year period as a result of the addition of potassium/chloralkali product sales from Port Edwards which have lower average selling and production costs than ERCO Worldwide's existing product mix. Technology gross profit of $3.0 million, declined by $1.4 million from the prior year period due to normal course royalty license expirations and due to project revenue recognized in the prior year period.

Cash operating, administrative and tax costs were $25.0 million in the second quarter and were comparable to the prior year period. Port Edwards operating costs were $1.1 million since its acquisition. This was offset by lower overhead costs associated with exiting the calcium hypochlorite business in the third quarter of 2004. Maintenance capital expenditures of $1.1 million were down $0.6 million from the prior year period due mainly to timing and are anticipated to be in the $8 million to $9 million range for 2005.

Growth capital expenditures on the five year cell replacement program were $1.9 million during the second quarter ($14.8 million cumulatively). The project is approximately 50% complete and is anticipated to be completed over the next three years. Improvements in cell design are yielding an approximate 7% increase in electrical efficiency. ERCO Worldwide continues to focus on opportunities to optimize its production costs across its network of eight sodium chlorate plants in order to remain one of the lowest cost producers in North America. Construction of the 55,000 tonne sodium chlorate plant in Chile continued on time and on budget. The plant is scheduled to start up in mid-2006 at a cost of $65 million and will provide CMPC Celulosa S.A. with a long term sodium chlorate supply to its three pulp mills. Expenditures of $5.0 million were incurred during the quarter ($9.0 million cumulatively). Remaining construction costs are anticipated to be funded from existing revolving term bank credit facilities.

On June 7, 2005, ERCO Worldwide acquired the Port Edwards, Wisconsin chloralkali/potassium facility from an affiliate of Occidental Chemical Corporation, for $22.4 million (US$17.9 million) on a debt free basis. This acquisition cost is lower than the previously announced estimate of US$29.5 million due mainly to accounting rules which exclude planned transitional capital expenditures and working capital not acquired directly through the acquisition. The Port Edwards facility is the second largest producer of potassium products in North America and has a strong competitive position and track record of stable cash flow. The acquisition is expected to provide ERCO Worldwide with the opportunity to profitably leverage its existing chloralkali production and sales capability and diversify its product line into potassium products which are used in making agricultural chemicals, soaps, detergents, de-icing chemicals, and as an electrolyte in alkaline batteries. ERCO Worldwide anticipates incurring $6.5 million of capital

expenditures over the next 18 months to upgrade certain operating processes at the Port Edwards facility. The acquisition cost and the anticipated cost of operating process upgrades are considered to be growth capital in nature and will be included when incurred in "other capital expenditures" on the Interim Consolidated Statement of Cash Flows and excluded from the calculation of distributable cash flow.

Winroc

Winroc generated operating distributable cash flow of $6.8 million in the second quarter, an increase of 62% ($2.6 million) over the comparable prior year period as the impact of higher sales volumes and lower maintenance capital expenditures were partially offset by higher operating costs. Condensed operating results for the three and six month periods ended June 30, 2005 are provided below. The prior year periods include Winroc results, from its date of acquisition on June 11, 2004. The 2004 prior year period results are also provided below for comparative purposes and are not included in the Interim Consolidated Financial Statements.

	Three Months Ended June 30		**Six Months Ended June 30**		June 11 – June 30
(millions of dollars)	**2005**	2004	**2005**	2004	2004
Distribution sales gross profit	**28.7**	19.8	49.6	37.6	4.6
Direct sales gross profit	**1.0**	1.3	1.8	2.1	0.3
Gross Profit	**29.7**	21.1	51.4	39.7	4.9
Less: Cash operating, admin & cash tax costs	**(21.4)**	(14.3)	(37.4)	(27.7)	(3.1)
Cash generated from operations before changes in net working capital	**8.3**	6.8	14.0	12.0	1.8
Capital expenditures, net	**(1.5)**	(2.6)	(2.8)	(4.8)	(0.4)
Operating distributable cash flow	**6.8**	4.2	11.2	7.2	1.4

Distribution sales gross profit reached $28.7 million in the second quarter, an increase of 45% ($8.9 million) over the prior year period. Higher sales volumes contributed to improved gross profit performance as drywall sales, which are an indicator of overall sales volumes, increased by 36%. Two thirds of the increase in sales volumes was driven by the expansion of Winroc's distribution network into Ontario through the acquisitions of Interior Building Supplies ("IBS") in December 2004 and Leon's Insulation Inc. ("Leon's") on April 11, 2005. The remaining increase in sales volumes was generated from Winroc's distribution operations in the United States. Average sales margins were comparable to the prior year period. Cash operating, administration and tax costs were $21.4 million in the quarter, an increase of 50% ($7.1 million) over the prior year period, due to increased overhead costs associated with the growth in Winroc's distribution network, higher variable delivery costs associated with the growth in sales volumes, and increased fuel costs. Maintenance capital expenditures were $1.5 million in the second quarter, down $1.1 million from the prior year period as expenditures in the prior year period were increased to support pending distribution sales volume growth.

On April 11, 2005, Winroc acquired Leon's, for $31.7 million on a debt free basis. Pursuant to the acquisition agreement, Winroc may be obligated to pay up to $5.0 million of additional consideration over the next five years based on Leon's profitability. The acquisition cost and any additional consideration paid will be considered growth capital and excluded from the calculation of distributable cash flow. The acquisition cost is less than the previously announced estimate of $48.5 million due mainly to seasonal reductions in Leon's net working capital and accounting rules which require contingent additional consideration described above, to be capitalized at the time payment is made. Leon's was founded in 1956 and is Ontario's largest distributor of drywall, insulation and associated products. Its two distribution locations servicing the Greater Toronto Area, combined with the three IBS distribution locations in South Western Ontario acquired in December 2004, provide Winroc with a leading market presence in Ontario, which is the largest regional market in Canada.

Superior Energy Management ("SEM")

Effective January 1, 2005, SEM began to capitalize customer acquisition costs and amortize capitalized costs on a straight line basis over the term of the customer contract. Previously, customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. This change in accounting policy results in improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract and has been retroactively applied. Capitalized costs are treated as "growth capital" and the amortization of capitalized costs are deducted from distributable cash flow. This change in accounting increased SEM's operating distributable cash flow for the three month periods ended June 30, 2005 and 2004 by $1.4 million and $0.1 million, respectively (six month periods ended June 30, 2005 and 2004 by $2.3 million and $0.5 million, respectively) as detailed below (See Note 2(b) to the Interim Consolidated Financial Statements):

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	**2005**	2004
Operating distributable cash flow, previous accounting policy	$ –	$ 1.7	$ 0.7	$ 3.7
Capitalized customer acquisition costs	2.0	0.4	3.4	1.0
Amortization of capitalized costs	(0.6)	(0.3)	(1.1)	(0.5)
Operating distributable cash flow, new accounting policy	$ 1.4	$ 1.8	$ 3.0	$ 4.2

After giving retroactive effect to the change in accounting for customer acquisition costs, SEM's condensed operating results for the three and six month periods ended June 30, 2005 and 2004 are provided below:

(millions of dollars except per GJ amounts)	Three Months Ended June 30				Six Months Ended June 30			
	2005		2004		**2005**		2004	
		¢ per GJ		¢ per GJ		**¢ per GJ**		¢ per GJ
Gross profit	**3.4**	**36.6**	3.2	48.3	**6.8**	**37.8**	6.9	52.3
Cash operating, admin. & selling costs	**(2.0)**	**(21.5)**	(1.4)	(20.3)	**(3.8)**	**(21.1)**	(2.7)	(20.3)
Operating distributable cash flow	**1.4**	**15.1**	1.8	28.0	**3.0**	**16.7**	4.2	32.0
Gigajoules of natural gas sold (millions)	**9**		7		**18**		13	

SEM generated operating distributable cash flow of $1.4 million in the second quarter, a decrease of $0.4 million from the prior year period. Sales margins in the second quarter averaged 36.6 cents per GJ, down 24% from the prior year period as high natural gas prices experienced since the fall of 2004, have compressed large volume, commercial/industrial fixed price margins and encouraged consumers in this segment to purchase their gas requirements on a lower margin, floating rate basis. Residential and small commercial customer growth continued in the second quarter and contributed to the 29% year over year growth in sales volumes at attractive margins. Operating and administration costs increased by $0.6 million over the prior year period due to increased amortization of customer contract acquisition costs and higher overhead costs associated with increased sales activity levels. The majority of fixed price sales contracts entered into during the quarter were for a five year term. The average remaining term of SEM's sales contracts at June 30, 2005 was 37 months.

Corporate

Corporate costs were $1.8 million in the second quarter, and were comparable to the prior year period. Cash taxes were limited to federal and provincial capital taxes of $0.9 million, similar to the prior year period, as income taxes were fully deferred. Capital taxes have been allocated to Superior's four business segments based on net taxable capital deployed.

Interest expense on revolving term bank credits and term loans was $5.7 million, an increase of $2.1 million from the prior year period, due to increased average borrowing levels used to finance growth capital expenditures and increased floating interest rates. Convertible Debenture interest was $2.1 million, down $1.6 million from the prior year period, due to the conversion of $101.5 million of Debentures into

5.2 million trust units since June 30, 2004, partially offset by interest accrued on the $175 million, 5.75% Debentures that were issued on June 14, 2005.

Liquidity and Capital Resources

Superior's net working capital requirements, excluding net working capital acquired through the acquisition of Leon's and Port Edwards, decreased in the second quarter by $39.7 million ($58.2 million year to date), principally due to seasonal declines in Superior Propane's working capital requirements. Working capital requirements for Superior Propane peak seasonally during the first quarter and then decline through the second and third quarters before building again in the fall, consistent with the seasonal demand profile of its heating end use customers. Similarly, Superior's revolving trade accounts receivable sales program, which is used to finance a portion of its net working capital requirements, declined by $36.7 million during the second quarter ($6.7 million year to date). Proceeds from the sale of receivables were $93.3 million at June 30, 2005 (June 30, 2004 - $85.6 million), compared to $100.0 million at December 31, 2004, and are an off-balance sheet obligation. As at June 30, 2005, Superior had undrawn revolving term bank lines of $228.1 million.

Superior's revolving term bank credits and term loans were $321.7 million at June 30, 2005, down $124.5 million from December 31, 2004. The main reasons for the reduction in debt were the receipt of net proceeds of $167.5 million received from the issuance by the Fund of the 5.75% Debentures, combined with $51.5 million realized from the reduction in net working capital net of the decrease in receivable sales program amounts, offset by cash growth capital expenditures of $76.1 million and $13.9 million of debt taken back by vendors as part of the SGL and Leon's acquisitions.

Convertible Debentures of the Fund outstanding at June 30, 2005 were $246.0 million, an increase of $130.0 million from December 31, 2004, due to the issuance on June 14, 2005 of $175 million, 5.75% Debentures due December 31, 2012, offset by the conversion of $42.2 million Series 1 and 2, 8% Debentures into 2.2 million trust units. The 5.75% Debentures are convertible into trust units at $36.00 per trust unit. Issuance of the 5.75% Debentures strengthened Superior's balance sheet by extending the repayment profile of its debt, improving its senior debt leverage ratio, and freeing up borrowing capacity under its revolving term bank lines. At June 30, 2005, senior debt (including off-balance sheet accounts receivable sales program amounts) was 1.6 times earnings before interest, taxes and amortization for the last 12 month period (including acquisitions on a pro forma basis), calculated in accordance with its debt covenants (2.2 times at December 31, 2004). Including the Fund's Convertible Debentures, Superior's total leverage ratios improved from 2.7 times at December 31, 2004 to 2.6 times at June 30, 2005. At June 30, 2005, 64% of Superior's revolving term bank credits, term loans and convertible Debentures were not repayable for at least 5 years.

Unitholders' Capital

The weighted average number of trust units outstanding during the second quarter was 77.7 million trust units, an increase of 8% (5.5 million trust units) over the prior year period due to the Debenture conversions described previously and the issue of 0.1 million trust units resulting from the exercise of trust unit warrants in 2005.

As at June 30, 2005 and December 31, 2004, the following trust units, and securities convertible into trust units, were outstanding:

(millions)	June 30, 2005 Convertible Securities	Trust Units	December 31, 2004 Convertible Securities	Trust Units
Trust units outstanding		**78.2**		75.9
Series 1, 8% Debentures (convertible at $16 per trust unit)	**$10.2**	**0.6**	$ 13.9	0.9
Series 2, 8% Debentures (convertible at $20 per trust unit)	**$64.1**	**3.2**	$102.6	5.1
Series 1, 5.75%Debentures (convertible at $36 per trust unit)	**$175.0**	**4.9**		
Warrants (exercisable @ $20 per trust unit)	**3.0**	**3.0**	3.1	3.1
Trust units outstanding, and issuable upon conversion of Debenture and Warrant securities		**89.9**		85.0

The trust unit warrants are exercisable until May 2008 and represent a potential $60.0 million source of future equity capital. In addition, as at June 30, 2005, there were 1,011,000 trust unit options outstanding (December 31, 2004 – 960,000 trust units) with a weighted average exercise price of $22.06 per trust unit. The number of trust units issued upon exercise of the trust unit options is equal to the growth in the value of the options at the time the options are exercised, (represented by the market price less the exercise price) times the number of options exercised, divided by the current market price of the trust units.

Foreign Currency Hedging

SEM contracts a portion of its fixed price natural gas purchases in US dollars and enters into forward US dollar purchase contracts to create an effective Canadian dollar fixed price purchase cost. ERCO Worldwide enters into US dollar forward sales contracts on an ongoing basis to mitigate the impact of foreign exchange fluctuations on sales margins on production from its Canadian plants that is sold in US dollars. Interest expense on Superior's US dollar denominated debt is also used to mitigate the impact of foreign exchange fluctuations on its US dollar distributable cash flow. Superior's US dollar denominated debt acts as a balance sheet hedge against its US dollar denominated net assets. Superior hedges its net US dollar future cash flows with external third party contracts after first matching internally SEM's forward US dollar purchase requirements against ERCO Worldwide's US dollar revenues where possible.

As at June 30, 2005, SEM had hedged approximately 100% of its US dollar natural gas purchase obligations and ERCO Worldwide had hedged 69%, 79%, 53%, and 10% of its estimated US dollar revenue stream for the remainder of 2005, 2006, 2007, and 2008 respectively, as shown in the table below. (See Note 8(i) to the Interim Consolidated Financial Statements).

(US$ millions)	2005	2006	2007	2008	2009	2010	Total
SEM – US $ forward purchases	71.3	113.5	85.0	70.4	62.2	11.3	413.7
ERCO – US $ forward sales	(45.6)	(103.1)	(69.0)	(12.6)	–	–	(230.3)
Net US $ forward purchases/(sales)	25.7	10.4	16.0	57.8	62.2	11.3	183.4
SEM – Average US $ forward purchase rate	1.29	1.29	1.25	1.26	1.26	1.22	1.27
ERCO – Average US $ forward sales rate	1.37	1.29	1.24	1.23	–	–	1.27
Net average external US$/Cdn$ exchange rate	1.32	1.29	1.25	1.25	1.26	1.22	1.27

Quarterly Financial and Operating Information[1]

(millions of dollars except per trust unit amounts)	2005 Quarters		2004 Quarters				2003 Quarters	
	Second	First	Fourth	Third	Second	First	Fourth	Third
Propane sales volumes (millions of litres)	286	485	438	290	302	514	467	298
Chemical sales volumes (thousands of metric tonnes)	175	164	170	163	161	155	165	138
Natural gas sales volumes (millions of GJs)	9	9	7	7	7	7	6	6
Gross profit	137.2	163.8	155.2	130.2	116.0	141.4	137.5	95.0
Net earnings	18.9	41.5	33.5	20.8	21.1	37.0	27.1	11.6
Per basic trust unit	$0.24	$0.54	$0.45	$0.28	$0.29	$0.53	$0.39	$0.18
Per diluted trust unit	$0.24	$0.52	$0.44	$0.28	$0.29	$0.49	$0.40	$0.18
Distributable cash flow	29.9	63.7	55.8	36.7	31.4	60.5	49.6	17.9
Per basic trust unit	$0.38	$0.83	$0.73	$0.50	$0.44	$0.86	$0.72	$0.27
Per diluted trust unit	$0.38	$0.79	$0.69	$0.48	$0.43	$0.77	$0.68	$0.27
Net working capital [2]	64.3	54.9	97.9	62.9	36.2	(3.8)	36.9	32.5

(1) Restated to give retroactive effect of change in accounting for natural gas customer acquisition costs. (See Note 2(b) to the Interim Consolidated Financial Statements).

(2) Net working capital reflects amounts as at the quarter end and is comprised of accounts receivable and inventories, less accounts payable and accrued liabilities.

Outlook

For 2005, we anticipate distributable cash flow per trust unit to be comparable to the $2.51 per trust unit generated in 2004. Increased distributable cash flow is anticipated from a full year's contribution from the acquisition of Winroc in June 2004 and Winroc's subsequent acquisitions of IBS and Leon's and ERCO's acquisition of the Port Edwards chloralkali/potassium facility. Superior Propane's distributable cash flow is anticipated to be comparable to 2004. Increased distributable cash flow is anticipated to be offset by the dilutive impact of continued Debenture conversions and warrants exercised into trust units.

Over the longer term, the Fund plans to continue its disciplined diversification strategy by taking advantage of profitable growth opportunities within each division and to acquire other businesses that have risk profiles appropriate for an income fund structure. Acquisitions must be accretive to unitholder distributions and be financed in a manner that maintains Superior's existing financial strength.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Mark Schweitzer — Executive Vice-President and Chief Financial Officer
E-mail: mschweitzer@superiorplus.com Phone: (403) 218-2952 / Fax: (403) 218-2973

Theresia Reisch — Director, Investor Relations and Corporate Secretary
E-mail: treisch@superiorplus.com Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Analyst Conference Call: Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2005 Second Quarter Results at 10:30 a.m. EST (8:30 a.m. MST) on Thursday, August 11, 2005. To participate dial: 1-800-814-4853. A recording of the call will be available for replay until midnight, August 18, 2005 by dialing: 877-289-8525 and entering pass code 21128642 followed by the # key.

Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the "Events and Presentations" section.

SUPERIOR PLUS INCOME FUND
Consolidated Balance Sheets

(unaudited, millions of dollars)	June 30 2005	December 31 2004
Assets		(Restated-Note 2(b))
Current Assets		
Accounts receivable (Note 4)	**162.9**	165.0
Inventories	**86.4**	93.6
	249.3	258.6
Property, plant and equipment	**747.5**	741.0
Intangible assets	**59.9**	49.9
Goodwill	**541.8**	502.6
	1,598.5	1,552.1
Liabilities and Unitholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities	**185.0**	160.7
Distributions payable to Unitholders and Debentureholders	**17.3**	17.0
	202.3	177.7
Revolving term bank credits and term loans	**321.7**	446.2
Convertible unsecured subordinated debentures (Note 5)	**246.0**	116.0
Future employee benefits	**19.1**	18.6
Future income taxes	**120.6**	121.7
Total Liabilities	**909.7**	880.2
Unitholders' Equity		
Unitholders' capital (Note 6)	**1,170.7**	1,122.0
Retained earnings from operations	**322.7**	262.3
Accumulated distributions on trust unit equity	**(803.6)**	(711.1)
Deficit	**(480.9)**	(448.8)
Currency translation account	**(1.0)**	(1.3)
Total Unitholders' Equity	**688.8**	671.9
	1,598.5	1,552.1

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Net Earnings and Deficit

(unaudited, millions of dollars except per trust unit amounts)	Three Months Ended June 30 **2005**	2004 (Restated-Note 2(b))	Six Months Ended June 30 **2005**	2004 (Restated-Note 2(b))
Revenues	**460.2**	310.6	**972.3**	686.2
Cost of products sold	**323.0**	194.6	**671.3**	428.8
Gross profit	**137.2**	116.0	**301.0**	257.4
Expenses				
Operating and administrative	**95.7**	71.5	**184.8**	143.9
Amortization of property, plant and equipment	**18.5**	16.6	**36.5**	34.5
Amortization of intangible assets	**1.4**	1.4	**2.7**	2.8
Interest on revolving term bank credits and term loans	**5.7**	3.6	**10.9**	7.0
Interest on convertible unsecured subordinated debentures	**2.1**	3.7	**4.0**	7.7
Amortization of convertible debenture issue costs	**0.3**	0.4	**0.6**	0.8
Management internalization costs (Note 7)	**1.3**	2.6	**1.3**	2.6
Income tax recovery of Superior	**(6.7)**	(4.9)	**(0.2)**	–
	118.3	94.9	**240.6**	199.3
Net Earnings	**18.9**	21.1	**60.4**	58.1
Deficit, Beginning of Period	**(453.2)**	(395.9)	**(448.8)**	(382.1)
Net earnings	**18.9**	21.1	**60.4**	58.1
Distributions to Unitholders	**(46.6)**	(40.0)	**(92.5)**	(90.8)
Deficit, End of Period	**(480.9)**	(414.8)	**(480.9)**	(414.8)
Net earnings per trust unit, basic (Note 6)	**$0.24**	$0.29	**$0.78**	$0.81
Net earnings per trust unit, diluted (Note 6)	**$0.24**	$0.29	**$0.77**	$0.78

(See Notes to the Interim Consolidated Financial Statements)

SUPERIOR PLUS INCOME FUND
Consolidated Statements of Cash Flows

(unaudited, millions of dollars)	Three Months Ended June 30 2005	Three Months Ended June 30 2004 (Restated-Note 2(b))	Six Months Ended June 30 2005	Six Months Ended June 30 2004 (Restated-Note 2(b))
Operating Activities				
Net earnings	**18.9**	21.1	**60.4**	58.1
Items not affecting cash:				
Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	**20.2**	18.4	**39.8**	38.1
Amortization of natural gas customer acquisition costs (Note 2(b))	**0.6**	0.3	**1.1**	0.5
Trust unit incentive plan compensation expense (recovery)	**0.6**	(1.7)	**0.3**	(0.8)
Future income tax recovery of Superior	**(7.6)**	(5.8)	**(2.0)**	(1.7)
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	**32.7**	32.3	**99.6**	94.2
Natural gas customer acquisition costs capitalized (Note 2(b))	**(2.0)**	(0.4)	**(3.4)**	(1.0)
Decrease in non-cash operating working capital items	**39.7**	14.5	**58.2**	47.6
Cash flows from operating activities	**70.4**	46.4	**154.4**	140.8
Investing Activities				
Maintenance capital expenditures, net	**(3.5)**	(3.2)	**(6.2)**	(4.4)
Other capital expenditures, net	**(7.0)**	(1.3)	**(10.3)**	(2.2)
Acquisitions (Note 3)	**(51.1)**	(104.2)	**(65.8)**	(104.2)
Cash flows from investing activities	**(61.6)**	(108.7)	**(82.3)**	(110.8)
Financing Activities				
Revolving term bank credits and term loans	**(96.6)**	133.0	**(144.0)**	65.4
Net proceeds from sale of accounts receivable	**(36.7)**	(39.4)	**(6.7)**	(14.4)
Distributions to Unitholders	**(46.6)**	(40.0)	**(92.5)**	(90.8)
Receipt of management internalization loans receivable (Note 7)	**1.3**	2.6	**1.3**	2.6
Net proceeds from issue of 5.75% Series 1 convertible unsecured subordinated debentures (Note 5)	**167.5**	–	**167.5**	–
Proceeds from exercise of trust unit warrants	**2.3**	6.1	**2.3**	7.2
Cash flows from financing activities	**(8.8)**	62.3	**(72.1)**	(30.0)
Change in Cash	–	–	–	–
Cash at Beginning and End of Period	–	–	–	–

(See Notes to the Interim Consolidated Financial Statements)

Notes to Interim Consolidated Financial Statements

(tabular amounts in Canadian millions of dollars, unless noted otherwise, except per trust unit amounts)

1. Distributable Cash Flows

	Three Months Ended June 30		Six Months Ended June 30	
	2005	2004	**2005**	2004
		(Note 2(b))		(Note 2(b))
Cash generated from operations before natural gas customer acquisition costs and changes in working capital	**32.7**	32.3	**99.6**	94.2
Add: Management internalization costs (Note 7)	**1.3**	2.6	**1.3**	2.6
Less: Amortization of natural gas customer acquisition costs	**(0.6)**	(0.3)	**(1.1)**	(0.5)
Maintenance capital expenditures, net	**(3.5)**	(3.2)	**(6.2)**	(4.4)
Distributable Cash Flow	**29.9**	31.4	**93.6**	91.9
Distributable cash flow per trust unit, basic (Note 6)	**$ 0.38**	$ 0.44	**$ 1.21**	$ 1.29
Distributable cash flow per trust unit, diluted (Note 6)	**$ 0.38**	$ 0.43	**$ 1.17**	$ 1.19

Distributable cash flow of the Superior Plus Income Fund (the "Fund") available for distribution to its unitholders ("Unitholders"), is equal to cash generated from operations before natural gas customer acquisition costs and changes in working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing operating capacity of Superior Plus Inc. ("Superior") and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures are incurred to expand the capacity of Superior's operations or to increase its profitability are excluded from the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate Fund and business segment performance. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund targets to pay out substantially all of its ongoing sustainable distributable cash flow through regular monthly distributions. The Fund's calculation of distributable cash flow may differ from similar calculations used by comparable entities.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited Interim Consolidated Financial Statements have been prepared according to Canadian GAAP applied on a consistent basis and include the accounts of the Fund and its wholly owned subsidiary, Superior Plus Inc. ("Superior"), and Superior's subsidiaries. Certain information and disclosures included in annual financial statement notes have been condensed and updated. The accounting principles applied are consistent with those as set out in the Fund's annual financial statements for the year ended December 31, 2004, except for the change in accounting policy as described below. These financial statements and notes thereto should be read in conjunction with the Fund's financial statements for the year ended December 31, 2004. All significant transactions and balances (including the Shareholder Notes) between the Fund, Superior and Superior's subsidiaries have been eliminated on consolidation.

In the opinion of Management, the accompanying unaudited Interim Consolidated Financial Statements include all adjustments (of a normal recurring nature) necessary to present fairly the consolidated financial position of the Fund as at June 30, 2005 and December 31, 2004 and the consolidated results of its operations for the three and six month periods ended June 30, 2005 and 2004.

(b) Change in Accounting Policy

Effective January 1, 2005, the Fund retroactively adopted a new accounting policy for Superior Energy Management's natural gas customer acquisition costs. Previously customer acquisition costs were expensed at the time natural gas deliveries commenced under new contracts. Under the new policy, customer acquisition costs are capitalized and amortized on a straight-line basis over the term of the customer contract. This new policy provides improved matching of up-front contract acquisition costs with the economic benefits derived from gas sales over the term of the customer contract. The cumulative effect of the change in policy on the balance sheet as at December 31, 2004 was to increase intangible assets by $3.1 million, increase the future income tax liability by $1.1 million and increase retained earnings from operations by $2.0 million.

For the three months ended June 30, 2004, the effect of the new policy on distributable cash flow resulted in an increase of $0.1 million (six months ended June 30, 2004 - $0.5 million). For the three months ended June 30, 2004 the effect on the statement on net earnings was to reduce operating and administrative costs by $0.1 million (six months ended June 30, 2004 - $0.5 million) and increase future income tax expense by $0.1 million (six months ended June 30, 2004 - $0.2 million), resulting in an increase in net earnings of $NIL (six months ended June 30, 2004 - $0.3 million). For the three months ended June 30, 2004 basic and diluted distributable cash flow per trust unit increased $0.01 to $0.44 and $0.43 per trust unit respectively (six months ended June 30, 2004 an increase of $0.01 to $1.29 and $1.19 per trust unit respectively). There was no impact on basic or diluted net earnings per trust unit.

(c) Customer Acquisition Costs

Superior Energy Management

Costs incurred to acquire natural gas customer contracts are capitalized and recorded as intangible assets at the time the cost is incurred. The costs are recognized into net earnings as an operating and administrative expense and deducted from distributable cash flow over the term of the underlying contracts.

(d) Revenue Recognition

Superior Propane

Revenues from sales are generally recognized at the time of delivery, or when related services are performed. Amounts billed to customers for shipping and handling are classified as revenues, with the related shipping and handling costs included in cost of goods sold. Approximately 50% of Superior Propane's revenues are heating related and 50% are related to economic activities. Propane sales typically peak in the first quarter when approximately one-third of annual propane sales volumes and gross profits are generated due to the demand from heating end use customers. They then decline through the second and third quarters rising seasonally again in the fourth quarter with heating demand. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, and normally decline to seasonally low levels in the second and third quarters. Net working capital levels are also significantly influenced by wholesale propane prices.

ERCO Worldwide

Revenues from chemical sales are recognized as products are shipped. Revenues associated with the construction of chlorine dioxide generators are recognized using the percentage of completion method based on cost incurred compared to total estimated cost.

Winroc

Revenue is recognized when the products are delivered to the customer. Revenue is stated net of discounts and rebates granted. Purchase rebates are recognized as a reduction of cost of goods sold when the related performance is completed and the inventory is sold. Vendor rebates that are contingent upon Winroc completing a specified level of purchases are recognized as a reduction of cost of goods sold based on a systematic and rational allocation of the cash consideration to each of the underlying transactions that results in progress toward earning that rebate or refund, assuming that the rebate can be reasonably estimated and it is probable that the specified target will be obtained. Otherwise, the rebate is recognized as the milestone is achieved and the inventory is sold.

Winroc's sales typically peak during the second and third quarters with the seasonal increase in building and remodeling activities. They then decline through the fourth and first quarters. Similarly, net working capital levels are typically at seasonally high levels during the second and third quarter, and normally decline to seasonally low levels in the fourth and first quarters.

Superior Energy Management

Revenues are recognized as gas is delivered to local natural gas distribution companies. Costs associated with balancing the amount of gas used by SEM's customers with the volumes delivered by SEM to the local distribution companies are recognized as period costs.

3. Acquisitions

The following acquisitions were completed by Superior during 2005 and 2004:

On June 7, 2005, ERCO acquired a chloralkali potassium business in Port Edwards, Wisconsin for consideration of $22.4 million (the "Port Edwards" acquisition).

On April 11, 2005, Winroc acquired the shares of Leon's Insulation Inc. and associated entities (collectively "Leon's"), a distributor of specialty walls and ceilings construction products for consideration of $31.7 million of which $28.2 million was paid in cash (net of $5.3 million in cash acquired). Deferred consideration bears interest at the prime bank rate and is repayable over a five year period. Additional consideration of up to $5.0 million is contingently payable over a period of five years based upon Leon's achieving specified financial targets. Future payments will be treated as additional consideration as the amounts become payable, with a corresponding increase to goodwill. The allocation of the purchase price may be adjusted based on future contingent payments or if additional information regarding the fair values of assets and liabilities becomes available.

On February 2, 2005, Superior Propane acquired the business of Foster Energy Corporation, a wholesale marketer of natural gas liquids, for consideration of $25.6 million of which $14.6 million was paid in cash (net of $2.3 million in cash acquired). Deferred consideration is payable over a five year period and has been recorded at its fair market value of $10.9 million, calculated by discounting future cash payments. Foster Energy is now being operated under the trade name Superior Gas Liquids ("SGL").

On June 11, 2004, Superior acquired all of the shares of The Winroc Corporation, Winroc Supplies Ltd. and Allroc Building Products Ltd. (collectively "Winroc"), a distributor of specialty walls and ceilings construction products in North America, for consideration of $104.2 million.

Using the purchase method for acquisitions, Superior consolidated the assets and liabilities from the acquisitions and included earnings as of the closing dates. The consideration for these acquisitions has been allocated as follows:

	2005				2004
	ERCO's Acquisition of Port Edwards	**Winroc's Acquisition of Leon's**	**Superior Propane's Acquisition of SGL**	**Total Acquisitions**	Acquisition of Winroc
Cash consideration paid	21.6	28.2	14.6	64.4	103.2
Transaction costs	0.8	0.5	0.1	1.4	1.0
Total cash consideration	22.4	28.7	14.7	65.8	104.2
Deferred consideration(1)	-	3.0	10.9	13.9	-
Total consideration	22.4	31.7	25.6	79.7	104.2
Goodwill	-	16.2	22.7	38.9	52.5
Non-compete agreements	-	2.0	1.3	3.3	-
Working capital, net	3.2	10.4	1.6	15.2	37.1
Property, plant and equipment	22.1	3.1	-	25.2	18.2
Other liabilities	(2.9)	-	-	(2.9)	(3.6)
	22.4	31.7	25.6	79.7	104.2

(1) Deferred consideration are unsecured obligations and have been included in revolving term bank credits and term loans on the Interim Consolidated Balance Sheets.

4. Accounts Receivable

Superior sells, with limited recourse, certain trade accounts receivable on a revolving basis to an entity sponsored by a Canadian chartered bank, and has accounted for the sale in accordance with the CICA guidelines relating to transfers of receivables. The accounts receivable are sold at a discount to face value based on prevailing money market rates. Superior has retained the servicing responsibility for the accounts receivable sold and has therefore recognized a servicing liability. The level of accounts receivable sold under the program fluctuates seasonally with the level of accounts receivable. At June 30, 2005, net proceeds of $93.3 million (December 31, 2004 – $100.0 million) had been received.

5. Convertible Unsecured Subordinated Debentures

The Fund has three issues of convertible unsecured subordinated debentures (the "Debentures") outstanding, denoted as 8% Series 1, 8% Series 2 and 5.75% Series 1 as follows:

	8% Series 1	8% Series 2	5.75% Series 1	Unamortized Discount	Total Carrying Value
Maturity date	July 31, 2007	Nov. 1,2008	Dec. 31, 2012		
Fixed distribution rate	8.00%	8.00%	5.75%		
Conversion price per trust unit	$ 16.00	$ 20.00	$ 36.00		
Debentures outstanding December 31, 2004	13.9	102.6	–	(0.5)	116.0
Issuance of 5.75% Series 1 Debentures on June 14, 2005			175.0	(3.1)	171.9
Conversion of Debentures and amortization of discount	(3.7)	(38.5)	–	0.3	(41.9)
Debentures outstanding June 30, 2005	10.2	64.1	175.0	(3.3)	246.0
Quoted market value June 30, 2005	20.5	101.3	182.0		

The Debentures may be converted into trust units at the option of the holder at any time prior to maturity and may be redeemed by the Fund in certain circumstances. The Fund may elect to pay interest and principal upon maturity or redemption by issuing trust units to a trustee in the case of interest payments, and to the Debentureholders in the case of payment of principal. The number of any trust units issued will be determined based on market prices for the trust units at the time of issuance.

6. Unitholders' Equity

Authorized

The Fund may issue an unlimited number of trust units. Each trust unit represents an equal undivided beneficial interest in any distributions from the Fund and in the net assets in the event of termination or wind-up of the Fund. All trust units are of the same class with equal rights and privileges.

	Trust Units (millions)	Equity
Unitholders' equity, December 31, 2004 (Note 2(b))	**75.9**	**671.9**
Conversion of Debentures - (8% Series 1 - $3.7 million converted @ $16 per trust unit and 8% Series 2 - $38.5 million converted @ $20 per trust unit)	2.2	41.7
Exercise of warrants	0.1	2.3
Receipt of management internalization loans receivable	–	1.3
Conversion option on 5.75% Series 1 Debentures	–	3.1
Trust unit incentive plan compensation expense	–	0.3
Currency translation adjustment	–	0.3
Net earnings	–	60.4
Distributions to unitholders	–	(92.5)
Unitholders' equity, June 30, 2005	**78.2**	**688.8**

Unitholders' equity and deficit at June 30, 2005 and December 31, 2004 consists of the following components:

	2005	2004
Unitholders' equity		
Trust unit equity	**1,160.1**	1,114.5
Conversion feature on warrants and convertible debentures	**4.4**	1.6
Contributed surplus	**6.2**	5.9
	1,170.7	1,122.0
Deficit		(Note 2(b))
Retained earnings from operations	**322.7**	262.3
Accumulated distributions on trust unit equity	**(803.6)**	(711.1)
	(480.9)	(448.8)

At June 30, 2005, the Fund had 3.0 million trust unit warrants outstanding (December 31, 2004 – 3.1 million), exerciseable at $20 per trust unit warrant. The trust unit warrants expire May 8, 2008.

The weighted average number of trust units used in the calculation of basic net earnings per trust unit and distributable cash flow per trust unit was 77.7 million trust units for the three months ended June 30, 2005 (2004 - 72.2 million) and 77.1 million for the six months ended June 30, 2005 (2004 - 71.3 million). The number of trust units used in the calculation of diluted net earnings per trust unit and distributable cash flow per trust unit, was calculated using 83.2 million trust units for the three months ended June 30, 2005 (2004 - 82.6 million) and 83.1 million for the six months ended June 30, 2005 (2004 - 82.5 million). The number of trust units used in the calculation of dilutive net earnings and distributable cash flow per trust unit for the three months ended June 30, 2005 includes the dilutive impact of the conversion of Debentures resulting in 4.3 million trust units (2004 - 9.6 million), the incremental dilutive impact due to the exercise of warrants 1.0 million trust units (2004 - 0.6 million) and the incremental dilutive impact of trust unit options of 0.2 million trust units (2004 - 0.2 million). The number of trust units used in the calculation of dilutive net earnings and distributable cash flow per trust unit for the six months ended June 30, 2004 includes the dilutive impact of the conversion of Debentures resulting in 4.8 million trust units (2004 - 10.4 million), the incremental dilutive impact due to the exercise of warrants 1.0 million trust units (2004 - 0.6 million) and the incremental dilutive impact of trust unit options 0.2 million trust units (2004 - 0.2 million).

7. Management Internalization Transaction

On May 8, 2003, Superior completed the internalization of its management and administration agreements. The internalization process resulted in the elimination of management incentive and administration fees effective January 1, 2003. The funds paid to the Manager and Administrator to terminate the contracts were immediately re-invested into trust units and warrants.

As part of the internalization transaction, non-interest bearing loans aggregating to $6.5 million were advanced to the executive officers and were used to fund the purchase of 0.325 million trust units at $20 per trust unit. The loans are to be repaid over a four-year period in the form of annual retention bonuses. The repayment in the second quarter of 2005 was $1.3 million (2004 - $2.6 million). On an aggregate basis $3.9 million in loans receivable have been repaid. The loans receivable have not been recorded as an asset by Superior, but have been deducted directly from equity.

8. Commitments

(i) Superior has entered into long-term forward contracts to buy US dollars in order to hedge US dollar in-flows of ERCO Worldwide and US dollar out-flows of SEM as follows:

	Net US $ Purchases	Conversion Rate
2005	$25.7	1.32
2006	$10.4	1.29
2007	$16.0	1.25
2008	$57.8	1.25
2009	$62.2	1.26
2010 and thereafter	$11.3	1.22

As at June 30, 2005, the net mark-to-market loss on long-term foreign currency forward contracts was $4.3 million.

(ii) ERCO Worldwide has entered into a long-term agreement with CMPC Celulosa S.A. ("CMPC"), a division of Empresas S.A. to supply sodium chlorate to CMPC's three pulp mills in Chile. As part of this agreement, ERCO Worldwide will construct a sodium chlorate manufacturing plant adjacent to the CMPC Pacifico Mill at an estimated total cost of $65 million. The new plant is scheduled to start-up in mid-2006. Cumulative expenditures to June 30, 2005 were $9.0 million (December 31, 2004 - $1.4 million).

9. Business Segments

Superior operates four distinct business segments; the delivery of propane and propane related services and accessories operating under the Superior Propane trade name; the manufacture and sale of chemicals and related products and services for the pulp and paper and water treatment industries operating under the ERCO Worldwide trade name; the distribution of walls and ceilings construction products operating under the Winroc trade name; and the sale of natural gas under fixed price term contracts operating under SEM. Superior's corporate office arranges intersegment foreign exchange contracts from time to time between its business segments. As a result, in the accompanying tables, the elimination of intersegment revenues and cost of sales pertaining to intersegment foreign exchange gains and losses are eliminated under the Corporate cost column.

For the three months ended June 30, 2005	Superior Propane	ERCO Worldwide	Winroc	SEM	Corporate	Total Consolidated
Revenues	162.1	100.7	128.1	70.1	(0.8)	460.2
Cost of products sold	105.9	52.8	98.4	66.7	(0.8)	323.0
Gross Profit	56.2	47.9	29.7	3.4	–	137.2
Expenses						
Operating and administrative	45.7	24.3	20.6	2.0	3.1	95.7
Amortization of property, plant and equipment	5.2	12.5	0.8	–	–	18.5
Amortization of intangible assets	–	1.3	0.1	–	–	1.4
Interest on revolving term bank credits and term loans	–	–	–	–	5.7	5.7
Interest on convertible unsecured subordinated debentures	–	–	–	–	2.1	2.1
Amortization of convertible debenture issue costs	–	–	–	–	0.3	0.3
Management internalization costs	–	–		–	1.3	1.3
Income tax expense (recovery) of Superior	2.0	3.6	3.1	0.5	(15.9)	(6.7)
	52.9	41.7	24.6	2.5	(3.4)	118.3
Net earnings	3.3	6.2	5.1	0.9	3.4	18.9
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	5.2	13.8	0.9	–	0.3	20.2
Future income tax expense (recovery)	1.9	2.9	2.3	0.5	(15.2)	(7.6)
Trust unit incentive plan expense	–	–	–	–	0.6	0.6
Management internalization costs	–	–	–	–	1.3	1.3
Less: Maintenance capital expenditures, net	(0.9)	(1.1)	(1.5)	–	–	(3.5)
Distributable cash flow	9.5	21.8	6.8	1.4	(9.6)	29.9

For the three months ended June 30, 2004	Superior Propane	ERCO Worldwide	Winroc[(1)]	SEM[(2)]	Corporate	Total Consolidated
Revenues	136.4	98.6	22.8	52.9	(0.1)	310.6
Cost of products sold	77.3	49.8	17.9	49.7	(0.1)	194.6
Gross Profit	59.1	48.8	4.9	3.2	–	116.0
Expenses						
Operating and administrative	42.8	24.1	3.0	1.4	0.2	71.5
Amortization of property, plant and equipment	4.0	12.4	0.2	–	–	16.6
Amortization of intangible assets	–	1.4	–	–	–	1.4
Interest on revolving term bank credits and term loans	–	–	–	–	3.6	3.6
Interest on convertible unsecured subordinated debentures	–	–	–	–	3.7	3.7
Amortization of deferred convertible debenture issue costs	–	–	–	–	0.4	0.4
Management internalization costs	–	–	–	–	2.6	2.6
Income tax expense (recovery) of Superior	5.0	4.7	0.1	0.7	(15.4)	(4.9)
	51.8	42.6	3.3	2.1	(4.9)	94.9
Net earnings	7.3	6.2	1.6	1.1	4.9	21.1
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	4.0	13.8	0.2	–	0.4	18.4
Future income tax expense (recovery)	4.7	4.1	–	0.7	(15.3)	(5.8)
Trust unit incentive plan recovery	–	–	–	–	(1.7)	(1.7)
Management internalization costs	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(1.1)	(1.7)	(0.4)	–	–	(3.2)
Distributable cash flow	14.9	22.4	1.4	1.8	(9.1)	31.4

(1) Winroc was acquired June 11, 2004
(2) See Note 2(b)

For the six months ended June 30, 2005	Superior Propane	ERCO Worldwide	Winroc	SEM	Corporate	Total Consolidated
Revenues	418.2	197.0	224.5	134.2	(1.6)	972.3
Cost of products sold	269.4	103.0	173.1	127.4	(1.6)	671.3
Gross Profit	148.8	94.0	51.4	6.8	–	301.0
Expenses						
Operating and administrative	93.3	47.0	36.2	3.8	4.5	184.8
Amortization of property, plant and equipment	10.4	24.7	1.4	–	–	36.5
Amortization of intangible assets	–	2.6	0.1	–	–	2.7
Interest on revolving term bank credits and term loans	–	–	–	–	10.9	10.9
Interest on convertible unsecured subordinated debentures	–	–	–	–	4.0	4.0
Amortization of convertible debenture issue costs	–	–	–	–	0.6	0.6
Management internalization costs	–	–	–	–	1.3	1.3
Income tax expense (recovery) of Superior	17.1	7.2	5.0	1.3	(30.8)	(0.2)
	120.8	81.5	42.7	5.1	(9.5)	240.6
Net earnings	28.0	12.5	8.7	1.7	9.5	60.4
Add: Depreciation, amortization of property, plant and intangible assets and convertible debenture issue costs	10.4	27.3	1.5	–	0.6	39.8
Future income tax expense (recovery)	16.7	6.0	3.8	1.3	(29.8)	(2.0)
Trust unit incentive plan expense	–	–	–	–	0.3	0.3
Management internalization costs	–	–	–	–	1.3	1.3
Less: Maintenance capital expenditures, net	(1.4)	(2.0)	(2.8)	–	–	(6.2)
Distributable cash flow	53.7	43.8	11.2	3.0	(18.1)	93.6

For the six months ended June 30, 2004	Superior Propane	ERCO Worldwide	Winroc[(1)]	SEM[(2)]	Corporate	Total Consolidated
Revenues	364.9	195.9	22.8	102.9	(0.3)	686.2
Cost of products sold	214.7	100.5	17.9	96.0	(0.3)	428.8
Gross Profit	150.2	95.4	4.9	6.9	–	257.4
Expenses						
Operating and administrative	88.7	47.8	3.0	2.7	1.7	143.9
Amortization of property, plant and equipment	9.5	24.8	0.2	–	–	34.5
Amortization of intangible assets	–	2.8	–	–	–	2.8
Interest on revolving term bank credits and term loans	–	–	–	–	7.0	7.0
Interest on convertible unsecured subordinated debentures	–	–	–	–	7.7	7.7
Amortization of deferred convertible debenture issue costs	–	–	–	–	0.8	0.8
Management internalization costs					2.6	2.6
Income tax expense (recovery) of Superior	19.7	8.2	0.1	1.6	(29.6)	–
	117.9	83.6	3.3	4.3	(9.8)	199.3
Net earnings	32.3	11.8	1.6	2.6	9.8	58.1
Add: Amortization of property, plant and equipment, intangible assets and convertible debenture issue costs	9.5	27.6	0.2	–	0.8	38.1
Future income tax expense (recovery)	19.1	7.1	–	1.6	(29.5)	(1.7)
Trust unit incentive plan recovery	–	–	–	–	(0.8)	(0.8)
Management internalization costs	–	–	–	–	2.6	2.6
Less: Maintenance capital expenditures, net	(1.7)	(2.3)	(0.4)	–	–	(4.4)
Distributable cash flow	59.2	44.2	1.4	4.2	(17.1)	91.9

(1) Winroc was acquired June 11, 2004
(2) See Note 2(b)

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Total Assets, Net Working Capital, Acquisitions and Other Capital Expenditures

	Superior Propane	ERCO Worldwide	Winroc	SEM[(1)]	Corporate	Total Consolidated
As at June 30, 2005						
Net working capital	12.8	(12.5)	64.4	0.2	(0.6)	64.3
Total assets	575.3	771.9	205.3	31.3	14.7	1,598.5
As at December 31, 2004						
Net working capital	61.3	(8.1)	50.5	(2.3)	(3.5)	97.9
Total assets	603.6	754.6	152.9	28.6	12.4	1,552.1
For the three months ended June 30, 2005						
Acquisitions	–	22.4	28.7	–	–	51.1
Other capital expenditures, net	0.1	6.9	–	–	–	7.0
For the three months ended June 30, 2004						
Acquisitions	–	–	–	–	104.2	104.2
Other capital expenditures, net	0.4	0.9	–	–	–	1.3
For the six months ended June 30, 2005			–			
Acquisitions	14.7	22.4	28.7	–	–	65.8
Other capital expenditures, net	0.1	10.2		–	–	10.3
For the six months ended June 30, 2004						
Acquisitions	–	–	–	–	104.2	104.2
Other capital expenditures, net	0.4	1.8	–	–	–	2.2

(1) See Note 2(b)

Geographic Information

	Canada	United States	Other	Total Consolidated
Revenues for the three months ended June 30, 2005	365.1	89.0	6.1	460.2
Revenue for the six months ended June 30, 2005	796.2	166.6	9.5	972.3
Property, plant and equipment as at June 30, 2005	639.6	98.9	9.0	747.5
Total assets as at June 30, 2005	1,403.8	185.7	9.0	1,598.5
Revenues for the three months ended June 30, 2004	252.1	53.0	5.5	310.6
Revenues for the six months ended June 30, 2004	575.6	94.2	16.4	686.2
Property, plant and equipment as at December 31, 2004	663.2	77.8	–	741.0
Total assets as at December 31, 2004 (Note 2(b))	1,402.6	149.5	–	1,552.1

10. Comparative Figures

Certain reclassifications of prior period amounts have been made to conform to current period presentations.